UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                            (AMENDMENTS NO. 4 AND 5)*

                           Princeton Video Image, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                                ("Common Stock")
                         (Title of Class of Securities)

                                    742476104
                                 (CUSIP Number)

           Eduardo Sitt                              William J. Bell
Presencia en Medios, S.A. de C.V.                     Vice Chairman
         Palmas #735-206                     Cablevision Systems Corporation
         Mexico, DF 11000                          1111 Stewart Avenue
              Mexico                          Bethpage, New York 11714-3581
          (525) 202-2383                              (516) 803-1005


     With a copy for the Presencia Reporting Persons (as defined below) to:
                                  Steven Dreyer
                     Arent Fox Kintner Plotkin & Kahn, PLLC
                                  1675 Broadway
                            New York, New York 10019
                                 (212) 484-3917

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                          May 22, 2003 and May 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

* Amendment No. 4 to the statement on Schedule 13D, dated February 14, 2001, as amended, filed by PVI Reporting Persons (as defined below), and Amendment No. 5 to the statement on Schedule 13D, dated October 1, 2001, as amended, filed by Presencia Reporting Persons.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 2  OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
               PVI Virtual Media Services, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 3 OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
               PVI Holding, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 4 OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          CSC Holdings, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 5 OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          Cablevision Systems Corporation (11-2776686)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 6 OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          Presencia en Medios, S.A. de C.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 742476104                                        PAGE 7 OF 15 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          Presence in Media, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [x]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0 shares of Common Stock
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               32,556,364 shares of Common Stock
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                0 shares of Common Stock
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,556,364 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          75.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

         This Statement on Schedule 13D, dated June 2, 2003 (this "Statement"), consists of (i) the initial filing of a statement on Schedule 13D ("PVI VMS Statement") by PVI Virtual Media Services, LLC ("PVI VMS"), (ii) Amendment No. 4 to the statement on Schedule 13D, dated February 14, 2001, as amended by Amendment No.1, dated September 26, 2001, Amendment No. 2, dated November 13, 2001 and Amendment No. 3, dated July 23, 2002 (together, the "PVI Holding Statement") filed by PVI Holding, LLC ("PVI Holding"), CSC Holdings, Inc. ("CSC Holdings") and Cablevision Systems Corporation ("Cablevision" and together with PVI Holding and CSC Holdings, the "PVI Reporting Persons"), and (iii) Amendment No. 5 to the statement on Schedule 13D, dated October 1, 2001, as amended by Amendment No. 1, dated November 13, 2001, Amendment No. 2, dated February 21, 2003, Amendment No. 3, dated March 25, 2003 and Amendment No. 4, dated April 7, 2003 (together, the "Presencia Statement") filed by Presencia en Medios, S.A. de C.V. ("Presencia") and Presence in Media, LLC ("Presence" and together with Presencia, the "Presencia Reporting Persons"). The information in this Statement relating to the PVI Reporting Persons and Presencia Reporting Persons is hereby added to the PVI Holding Statement and the Presencia Statement, respectively, to the extent not already furnished therein. Any amendment to this Statement shall serve to amend each of the PVI VMS Statement, PVI Holding Statement and Presencia Statement. All defined terms shall have the meanings assigned to them in this Statement.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, $0.001 par value (the "Common Stock"), of Princeton Video Image, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed jointly by PVI VMS, the PVI Reporting Persons and the Presencia Reporting Persons (each, a "Reporting Person"). PVI VMS is a limited liability company organized under the laws of the State of Delaware and is the special purpose vehicle of Cablevision and Presencia created for possibly acquiring assets of the Issuer pursuant to the bankruptcy laws. The address of PVI VMS's principal business and its principal offices is Cablevision Systems Corporation, 1111 Stewart Avenue, Bethpage, New York 11714, Attention: General Counsel. Information with respect to the managers of PVI VMS is set forth in Annex A to this Statement (the "Covered Persons").

         None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Covered Person, has been, during the last five years, (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONTRIBUTIONS.

         As described further in Items 4 and 5, the Common Stock beneficially owned by PVI Holding and Presence was acquired in exchange for membership interests in PVI VMS.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 22, 2003, PVI Holding, Presencia and Presence entered into a limited liability agreement (the "LLC Agreement") to create PVI VMS as a limited liability company in the state of Delaware to potentially acquire substantially all of the assets of the Issuer pursuant to the bankruptcy laws. Under the LLC Agreement, PVI Holding and Presence each agreed to contribute a certain amount of cash and all of its right, title and interest in the equity or debt of the Issuer or any of the Issuer's subsidiaries held, directly or indirectly, by PVI Holding or Presence and Presence's affiliates, respectively (the "Contributed Property"). In exchange for the Contributed Property, PVI Holding and Presence received, respectively, a 63% and 37% interest in PVI VMS.

         In connection with the contribution of the Contributed Property specified in the LLC Agreement, Presencia entered into an assignment and assumption agreement, as of the same date, with Presence pursuant to which Presencia transferred to Presence and Presence assumed from Presencia all of Presencia's right, title and interest in the equity or debt of the Issuer or any of the Issuer's subsidiaries. In addition, on the same date, PVI Holding and Presence entered into a separate assignment and assumption agreement with PVI VMS, pursuant to which PVI Holding and Presence each transferred to PVI VMS and PVI VMS assumed from each PVI Holding and Presence all of their right, title and interest in the Contributed Property, including secured convertible promissory notes issued by the Issuer that are convertible into Common Stock, warrants to purchase Common Stock and Common Stock.

         On May 29, 2003, the Issuer petitioned for bankruptcy in the District of New Jersey and filed an emergency motion to enter into a debtor-in-possession financing facility with PVI VMS in the form of a loan and security agreement, dated as of the same date. Pursuant to the loan and security agreement, PVI VMS agreed to lend to the Issuer, from time to time upon request, additional funds to supplement the Issuer's available cash collateral in accordance with an approved budget. Any obligations of the Issuer owed to PVI VMS under such agreement would accrue interest at 10%, or following an event of default as defined in the loan and security agreement, 12%. The obligations would be secured by all the assets of the Issuer, now existing or acquired in the future. The loan and security agreement requires the approval of the bankruptcy court.

         The Issuer and PVI VMS also entered into an asset purchase agreement on May 29, 2003, pursuant to which PVI VMS agreed to purchase from the Issuer, subject to the procedures of the bankruptcy laws, all right, title and interest in substantially all of the assets of the Issuer at an aggregate price consisting of: (i) $200,000, (ii) satisfaction of PVI's obligations under the loan and security agreement, dated May 29, 2003, (iii) satisfaction of the Issuer's obligations under the note purchase and security agreement, dated as of June 25, 2002, between the Issuer and PVI Holding, as amended and the note purchase and security agreement, dated as of February 18, 2003, among the Issuer, Presencia and PVI Holding, as amended, (iv) waiver by Presencia of certain costs associated with the assignment and assumption under the bankruptcy code of the contracts and leases of the Issuer's business, and
(v) the assumption of liabilities under such contracts and leases which arise after the consummation of the purchase. The purchase is to be consummated within 11 days after approval of such transaction by the bankruptcy court. The consummation of the purchase pursuant to the asset purchase agreement requires the approval of the bankruptcy court.

         Other than as described above, no Reporting Person has at present any specific plan or proposal or made any decision concerning its course of action with respect to the Issuer. In reaching any conclusion as to any future course of action, the Reporting Persons will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer and the Reporting Persons, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, development in the entertainment and telecommunications industries generally, general economic conditions and stock market conditions.

         The review and the consideration above may lead to the decision to sell membership interests in PVI VMS or to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing or take any particular action or actions with respect to the Issuer or some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in their sole discretions, to take any or none of the actions contemplated herein.

         The summary set forth herein of the LLC Agreement, the loan and security agreement and the assignment and assumption agreements does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the LLC Agreement, the loan and security agreement and such assignment and assumption agreements filed as Exhibits to this Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Each of the Reporting Persons beneficially owns the number and percentage of outstanding shares of Common Stock listed in each of its responses to Items 11 and 13, respectively, of the cover page filed herewith. In addition, the number of shares of Common Stock which may be deemed beneficially owned by each of the Reporting Persons with respect to which it (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and
(iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page relating to each of the Reporting Persons filed herewith.

         As a result of the contribution of the Contributed Property from PVI Holding and Presence pursuant to the LLC Agreement, PVI VMS directly beneficially owns 7,881,146 shares of Common Stock, secured convertible promissory notes which are convertible into 10,199,998 shares of Common Stock, and warrants to purchase 14,475,220 shares of Common Stock.

         Pursuant to the LLC Agreement and the vesting of management over PVI VMS in a board of managers consisting of nominees of PVI Holding and Presencia, each of the PVI Reporting Persons and the Presencia Reporting Persons has shared voting and dispositional powers over and beneficially owns the shares of Common Stock beneficially held directly by PVI VMS.

         Based on the 18,487,802 shares of Common Stock of the Issuer reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (SEC file No. 000-23415), and including the 24,675,218 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)(A) of the Act, the Reporting Persons would beneficially own 75.4% of the outstanding Common Stock of the Issuer.

         (c). Other than as described under Items 3 and 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transactions in shares of Common Stock during the past 60 days.

         (d). To the knowledge of the Reporting Persons, no other person is known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

         (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 and Item 5 of this Statement is hereby incorporated by reference herein.

         Except as set forth in this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         3.1 Limited Liability Company Agreement of PVI Virtual Media Services, LLC, dated May 22, 2003, among PVI Holding, LLC, and Presencia en Medios, S.A. de C.V., and Presence in Media, LLC.

         10.1 Asset Purchase Agreement, dated as of May 29, 2003, between Princeton Video Image, Inc. and PVI Virtual Media Services, LLC.

         10.2 Loan and Security Agreement, dated as of May 29, 2003, between PVI Virtual Media Services, LLC and Princeton Video Image, Inc.

         99.1 Assignment and Assumption Agreement, dated May 22, 2003, between Presencia en Medios, S.A. de C.V. and Presence in Media, LLC.

         99.2 Assignment and Assumption Agreement, dated May 22, 2003, among PVI Holding, LLC, Presence in Media, LLC and PVI Virtual Media Services, LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated:  June 3, 2003

                                          PVI VIRTUAL MEDIA SERVICES, LLC


                                          By: /s/ Eduardo Sitt
                                             --------------------------------
                                              Name: Eduardo Sitt
                                              Title:  Manager


                                          PVI HOLDING, LLC


                                          By: /s/ Andrew Rosengard
                                             --------------------------------
                                             Name: Andrew Rosengard
                                             Title: Executive Vice President,
                                                    Finance


                                          CSC HOLDINGS, INC.


                                          By: /s/ Andrew Rosengard
                                             --------------------------------
                                             Name: Andrew Rosengard
                                             Title: Executive Vice President,
                                                    Finance


* The PVI Reporting Persons do not certify any statements that relate solely to the Presencia Reporting Persons, and Presencia Reporting Persons do not certify any statements relating solely to the PVI Reporting Persons.

                                          CABLEVISION SYSTEMS CORPORATION


                                          By: /s/ Andrew Rosengard
                                             --------------------------------
                                             Name: Andrew Rosengard
                                             Title: Executive Vice President,
                                                    Finance

                                          PRESENCIA EN MEDIOS, S.A. DE C.V.


                                          By: /s/ David Sitt
                                             --------------------------------
                                             Name: David Sitt
                                             Title: Authorized Signatory



                                          PRESENCE IN MEDIA, LLC

                                          By: Presencia en Medios, S.A. de C.V.,
                                              its sole member

                                          By: /s/ David Sitt
                                             --------------------------------
                                             Name: David Sitt
                                             Title: Authorized Signatory

                                                                        ANNEX A

         The name and present principal occupation and business address of each manager of PVI VMS are set forth below.


NAME                    POSITION WITH PVI VMS      PRINCIPAL OCCUPATION AND
                                                   BUSINESS ADDRESS

Lawrence J. Burian      Manager                    Assistant General Counsel
                                                   Cablevision Systems
                                                   Corporation
                                                   1111 Stewart Avenue
                                                   Bethpage, New York 11714

Eduardo Sitt            Manager                    President
                                                   Presencia en Medios, S.A. de
                                                   C.V.
                                                   Palmas #735-206
                                                   Mexico, DF 11000
                                                   Mexico